Invest in BrainScanology, Inc

An objective diagnosis & risk score for common brain diseases delivered in 24hr


MRI Images From UCLA LA5c Study
Slice Position: First Slice Above Corpus Collosum
Radial Grid Origin: Bottom Edge of Occipital Lobe
Normal Female (Ages 45-50)
ADHD Female (Ages 45-50)

BRAINSCANOLOGY.COM BERKELEY CA

Software | Technology | Social Impact | Lifestyle | Female Founder

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Why you may want to invest in us...

1. We believe our service will be in high demand for providers. Detecting disease early saves $$$.
2. Our algorithms work for multiple common brain disorders, not just one.
3. Our co-founder invented the method to measure shapes without area or volume. Not possible 'til now.
4. Our algorithm is a game-changer that will revolutionize how brain MRIs are analyzed.
5. Our team is world-class. Check us out.

Why investors ❤ us

WE'VE RAISED $30,009 SINCE OUR FOUNDING



Dave Nguyen's drive to create, discover and positively affect his environment serve to define who he is as an individual. He has always been passionate about helping and serving people in need. As founder of BrainScanology, I have zero doubt in my mind that he will leverage all of these great qualities into profound success within the neuroscience field. His research experience merged with his algorithm development will push the envelope of what we thought was possible within the area of neuro diagnosis. The future results will be truly groundbreaking.

Paul A. Leal Controller, H.A. Bowen Electric

LEAD INVESTOR | INVESTING $2,500 THIS ROUND



Dave has the tenacity, the drive, the zeal for success in whatever he is involved. I think this is a very good idea that we should know ahead and make logical reason for genetic disease.

Thanh Tran

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Our team



Dave Nguyen
Co-Founder & CEO



Computational biologist who invented the LCPC Transform that measures shapes -- even weird ones -- without using area or volume. BA & PhD from UC Berkeley. Lab: www.TSG-Lab.org





Harini Kumar
Co-Founder
MBA student at UC Davis. Cognitive Science major at UC Santa Cruz. Data scientist.
(in)



William Jagust
Advisor
World-renowned expert on Alzheimer's and dementia. A UC Berkeley neuroscience professor.



Michael Cole
Advisor
Clinical psychologist and Berkeley psychology professor. Neuro-health venture capital expert.
(in)

Downloads

📄 BrainScanology - Deck General Public Dec1st-2020.pdf

The Story of BrainScanology

The idea started in 2018 when Dr. Dave Nguyen, PhD, invented a computational algorithm to measure the complex shapes of colon polyps. His favorite high school science teacher, Mr. Nichols, had just died of colon cancer, so Dr. Nguyen invented a method to classify complex shapes in biology to commemorate him. He named the method the Linearized Compressed Polar Coordinates (LCPC) Transform.



We realized this worked on brain scans of ADHD patients.

In 2019, Dr. Nguyen participated in the QBI Hackathon at University of California-San Francisco. He was able to extract quantitatively distinct signatures of brain MRIs of patients with ADHD compared to their non-affected counterparts. This began our exploration of MRI scans of various neurological disorders.



The Problems Facing Patients Regarding Brain Diseases

- Where to Get a Diagnosis?

- No objective method for early detection.

- No way for annual preventive tracking.

The Problems Facing Health Providers

- Treating Brain Disorders Costs More Than Prevention

- The Imaging & Diagnostic Pipeline is Fragmented

- Diagnostic Wait Times Delay Treatment Plans

How Does BrainScanology Solve These Problems?

- 40x Shorter Diagnostic Times

- Early Detection

- Annual Tracking of Disease Progression

- Reduce Diagnostic Uncertainty

Who Will Benefit?

- Family of Patients w/ Alzheimer's Disease, Bipolar Disorder, etc.

- The Aging Population

- Manic Patients

- Chronic Depression Patients

How Will We Make Money?

- We will sell our services at a discount to health providers (our customers), such as Kaiser and Anthem Blue Cross/Shield. They sell our services at a marked-up price to their patients (the end-users).

- We will offer contracts for annual diagnostic tracking to workers unions or school systems that need health monitoring.

- We will also offer our services directly to individuals.

The Deeper Story of BrainScanology

In 2013, one of Dr. Nguyen's good friends from college took his own life because of bipolar disorder. His name was Thuan Trinh. At Thuan's funeral, Dr. Nguyen promised that he would do something about bipolar disorder one day. At that time, Dr. Nguyen was studying cancer biology, so he didn't know what that promise would even look like. However, in 2018 when the LCPC Transform was created -- six years after wandering away from cancer biology and into computational biology -- and Dr. Nguyen realized exactly what his promise to Thuan would look like: BrainScanology...

Investor Q&A

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What does your company do? ⌄
We analyze your MRI brain scan to track your risk of developing bipolar disorder, ADHD, dementia, or Alzheimer's Disease.

Where will your company be in 5 years? ⌄

In 5 years, we hope to have raised $5-10 million of Series A funding. These projections are not guaranteed.

Why did you choose this idea? ⌄

A college friend of David Nguyen (co-founder) suffered from bipolar disorder. His name was Thuan and he took his own life 8 years after college. David developed pattern recognition algorithms to diagnose cancer, but realized that they would also work on brain MRIs. BrainScanology was thus started in honor of Thuan.

How far along are you? What's your biggest obstacle? ⌄

We are currently developing our machine learning model for predicting Alzheimer's Disease or Bipolar Disorder. We are also working on ADHD in the background.

Who competes with you? What do you understand that they don't? ⌄

Our direct competitor is Darmiyan, but they only analyze risk of Alzheimer's and use a conventional approach. Our algorithm is unique and will discover more things than "business as usual" approaches. We will analyze risk for bipolar disorder, ADHD, and non-Alzheimer's forms of dementia. Our co-founder invented the LCPC Algorithm. Some consider him a creative genius, but his wife would be more impressed if he remembered to do his chores more often.

How will you make money? ⌄

We will establish contracts to offer our services at a discount to healthcare providers (such as Anthem), who will then markup this service to their pool of patients. We will also offer our services to individual customers. We will have business-to-business referral partnerships with MRI clinics.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

We are confident that BrainScanology will provide informative risk scores for tracking neurological diseases. We plan to operate as a small business that generates revenue through contracts with medium-sized corporations. This traction will help us raise further rounds of funding. The greatest risk is that David Nguyen become incapacitated by some unplanned disaster, which would dramatically slow down the progress of BrainScanology's machine learning models. Continued success requires that we acquire non-dilutive SBIR funding from the National Science Foundation and through revenue. This will put us in a strong position to gain venture capital that results in a long runway.

Can I get a MRI without my doctor's permission? ⌄

Yes. Though MRIs require a healthcare provider's request, there are many therapists and telemedicine companies that offer one-time consultations for the purpose of MRIs. We are building a network of these partners across the country so that we can connect you to a nearby provider.

Can I get a MRI even if my insurance does not cover it? ⌄

Yes. Most MRI clinics have discounts for out-of-pocket MRI scans. A basic MRI scan costs $500-$700, depending on geographic location.